QuickLinks -- Click here to rapidly navigate through this document

Third Quarter Report 2013

 AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with United States GAAP)
for the three and nine months ended September 30, 2013

        This Management's Discussion and Analysis ("MD&A") dated November 8, 2013 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's interim unaudited consolidated financial statements for the three and nine months ended September 30, 2013, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 (the "Form 20-F"). The interim unaudited consolidated financial statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including critical accounting estimates and risk factors in the Form 20-F, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland, and exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, including silver, zinc, copper and lead. Since its incorporation in 1972, Agnico Eagle's policy has been not to sell forward its future gold production.

        Agnico Eagle has evolved from operating two Canadian gold mines in 2008 to an international gold mining company operating five gold mines in the third quarter of 2013. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets at September 30, 2013 of $5,440.1 million increased by 3.5% compared with December 31, 2012 total assets of $5,256.1 million. Cash and cash equivalents amounted to $112.1 million at September 30, 2013, down from $298.1 million at December 31, 2012 due primarily to lower average realized gold prices during the period. Available-for-sale securities increased from $44.7 million at December 31, 2012 to $83.1 million at September 30, 2013 due primarily to $47.8 million in new investments, offset partially by $28.6 million in impairments recorded during the period. Long-term ore in stockpile declined by 40.8% to $19.4 million at September 30, 2013 compared with December 31, 2012 due primarily to stockpile drawdowns at the Meadowbank mine. Goodwill increased by $6.1 million between December 31, 2012 and September 30, 2013 due to the acquisition of Urastar Gold Corp. on May 16, 2013. Property, plant and mine development increased by $244.3 million to $4,311.7 million at September 30, 2013 compared with December 31, 2012 due primarily to increases in construction in progress at the La India project, Goldex mine M and E Zones and Meliadine project.

        The Company has analyzed its operating mines and development projects for impairment as of September 30, 2013 and concluded that no impairment charges were required. If the spot price of gold remains persistently low and the expectations of future realizable gold prices are lowered from current expectations, there is a possibility of future impairment charges to the Company's mining assets.

        Total liabilities increased to $1,980.6 million at September 30, 2013 from $1,845.9 million at December 31, 2012 due primarily to an increase in the outstanding balance under the Credit Facility from $30.0 million at

December 31, 2012 to $150.0 million at September 30, 2013 and a $47.2 million increase in accounts payable and accrued liabilities, offset partially by the payment of $37.9 million recorded as dividends payable at December 31, 2012.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the interim unaudited consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $47.3 million, or $0.27 per share, in the third quarter of 2013 compared with net income of $106.3 million, or $0.62 per share, in the third quarter of 2012. In the third quarter of 2013, the operating margin (revenue from mining operations less production costs) decreased to $212.8 million from $315.4 million in the third quarter of 2012 due primarily to a 21.4% decrease in the average realized price of gold and a 5.1% increase in production costs. Gold production increased 10.1% to 315,828 ounces in the third quarter of 2013 compared with 286,971 ounces in the third quarter of 2012 due primarily to higher gold grade at the Meadowbank mine and an increase in tonnes processed at the Kittila mine between periods. Cash provided by operating activities amounted to $81.0 million in the third quarter of 2013 compared with $199.5 million in the third quarter of 2012. Total weighted average cash costs per ounce of gold produced amounted to $591 in the third quarter of 2013 compared with $556 in the third quarter of 2012.

        In the first nine months of 2013, Agnico Eagle reported net income of $46.8 million, or $0.27 per share compared with net income of $228.1 million, or $1.33 per share, in the first nine months of 2012. The operating margin (revenue from mining operations less production costs) decreased to $513.6 million in the first nine months of 2013 from $813.0 million in the first nine months of 2012 due primarily to a 14.6% decrease in the average realized price of gold, a 3.8% decrease in gold production and a 4.9% increase in production costs. Gold production decreased to 776,892 ounces in the first nine months of 2013 compared with 807,276 ounces in the first nine months of 2012 due primarily to the Kittila mine's extended mill shutdown to facilitate the relining of its autoclave during the third quarter of 2013 and the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos during the first quarter of 2013. Cash provided by operating activities amounted to $302.4 million in the first nine months of 2013 compared with $590.0 million in the first nine months of 2012. Total weighted average cash costs per ounce of gold produced amounted to $691 in the first nine months of 2013 compared with $602 in the first nine months of 2012.

        The table below summarizes variances in the key drivers of net income for the three and nine months ended September 30, 2013 compared with the three and nine months ended September 30, 2012:

(millions of United States dollars)	Three Months Ended September 30, 2013 vs. Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013 vs. Nine Months Ended September 30, 2012
Decrease in gold revenue	$(71.4)	$(216.9)
Decrease in silver revenue	(12.1)	(25.5)
Decrease in zinc revenue	(8.4)	(24.7)
Increase (decrease) in copper and lead revenue	0.3	(0.1)
Decrease in production costs due to weaker Canadian dollar	5.7	9.3
Increase in production costs	(16.9)	(41.5)
Increase in amortization of property, plant and mine development	(7.8)	(17.1)
Change in non cash foreign currency translation	9.7	21.7
Decrease in income and mining taxes	14.5	51.7
Decrease in interest expense	0.0	1.0
Decrease in general and administrative expense	1.2	1.4
Decrease in exploration and corporate development expenses	20.5	58.0
Change in impairment loss on available-for-sale securities	0.3	(16.4)
Change in loss (gain) on sale of available-for-sale securities	0.0	6.7
Other	5.3	11.0

Total net income variance	$(59.1)	$(181.4)

Three Months Ended September 30, 2013 vs. Three Months Ended September 30, 2012

        In the third quarter of 2013, revenues from mining operations decreased to $444.3 million from $535.8 million in the third quarter of 2012 due primarily to a 21.4% decrease in the average realized price of gold between periods. Gold production increased by 10.1% in the third quarter of 2013 compared with the third quarter of 2012 due primarily to higher gold grades at the Meadowbank mine and improved throughput at the Kittila mine.

        In the third quarter of 2013, total weighted average cash costs per ounce of gold produced increased to $591 from $556 in the third quarter of 2012 and production costs increased to $231.5 million in the third quarter of 2013 from $220.4 million in the third quarter of 2012. The increase in total weighted average cash costs per ounce of gold produced in the third quarter of 2013 was largely attributable to lower net byproduct revenue credits at the LaRonde and Pinos Altos mines and decreased production at the Creston Mascota deposit at Pinos Altos.

        Exploration and corporate development expenses amounted to $15.6 million in the third quarter of 2013 compared with $36.0 million in the third quarter of 2012 due primarily to expenditures associated with the La India project and the Goldex mine M and E zones meeting the criteria for capitalization in 2013. Expenditures associated with the La India project and the Goldex mine M and E Zones were expensed in the third quarter of 2012.

        An impairment loss on certain available-for-sale securities of $0.3 million was recorded as at September 30, 2013 compared with $0.6 million as at September 30, 2012. Impairment loss evaluations of available-for-sale securities are based on the severity and duration of their individual unrealized loss positions.

        During the third quarter of 2013, there was a non-cash foreign currency translation loss of $6.5 million mainly attributable to the strengthening of the Canadian dollar, European Union euro and Mexican peso versus the US dollar at September 30, 2013 relative to June 30, 2013. A non-cash foreign currency translation loss of $16.3 million was recorded during the comparative third quarter of 2012.

        In the third quarter of 2013, the Company had an effective tax rate of 40.0% compared with 30.2% in the third quarter of 2012. The increase in the Company's effective tax rate was largely due to the increase in the impact of non-deductible expenses for tax purposes due to the significant decrease in pre-tax income and the relative distribution in the level of income in the Company's operating jurisdictions.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments, and the relative distribution of income in the Company's operating jurisdictions. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, the Company's effective tax rate is expected to fluctuate in future periods.

Nine Months Ended September 30, 2013 vs. Nine Months Ended September 30, 2012

        In the first nine months of 2013, revenues from mining operations decreased to $1,201.2 million from $1,468.3 million in the first nine months of 2012 due primarily to a 14.6% decrease in the average realized price of gold. Gold production decreased by 3.8% in the first nine months of 2013 compared with the first nine months of 2012 due primarily to the extended mill shutdown at the Kittila mine in the third quarter of 2013 and the suspension of active leaching at the Creston Mascota deposit at Pinos Altos in the first quarter of 2013, offset partially by increased production at the Meadowbank mine due to higher gold grades.

        In the first nine months of 2013, total weighted average cash costs per ounce of gold produced increased to $691 from $602 in the first nine months of 2012 and production costs increased to $687.5 million in first nine months of 2013 from $655.3 million in the first nine months of 2012. The increase in total weighted average cash costs per ounce of gold produced in the first nine months of 2013 was largely attributable to lower net byproduct revenue credits at the LaRonde and Pinos Altos mines and decreased production at the Creston Mascota deposit at Pinos Altos.

        Exploration and corporate development expenses amounted to $35.4 million in the first nine months of 2013 compared with $93.4 million in the first nine months of 2012 due primarily to expenditures associated with the La India project and the Goldex mine M and E zones meeting the criteria for capitalization in 2013. Expenditures associated with the La India project and the Goldex mine M and E Zones were expensed in the first nine months of 2012.

        Impairment losses on certain available-for-sale securities of $28.6 million were recorded in the first nine months of 2013 compared with $12.2 million in the first nine months of 2012.

        During the first nine months of 2013, there was a non-cash foreign currency translation gain of $1.0 million mainly attributable to the weakening of the Canadian dollar and Mexican peso versus the US dollar at September 30, 2013 relative to December 31, 2012. A non-cash foreign currency translation loss of $20.8 million was recorded during the comparative first nine months of 2012.

        In the first nine months of 2013, the company had an effective tax rate of 55.0% compared with 32.3% in the first nine months of 2012. The increase in the Company's effective tax rate was largely due to the increase in the impact of non-deductible expenses for tax purposes due to the significant decrease in pre-tax income and the relative distribution in the level of income in the Company's operating jurisdictions.

Canada — LaRonde mine

        At the LaRonde mine, gold production increased 11.8% to 45,253 ounces in the third quarter of 2013 compared with 40,477 ounces in the third quarter of 2012 due primarily to higher gold grade and improved mill recoveries. Production costs at the LaRonde mine were $57.3 million in the third quarter of 2013, an increase of 6.3% compared with production costs of $53.9 million in the third quarter of 2012 driven primarily by increased gold production.

        Gold production increased 5.2% to 130,445 ounces in the first nine months of 2013 compared with 123,964 ounces in the first nine months of 2012 due primarily to higher gold grade and improved mill recoveries. Production costs at the LaRonde mine were $175.8 million in the first nine months of 2013, an increase of 4.9% compared with production costs of $167.5 million in the first nine months of 2012 driven primarily by increased gold production.

Canada — Goldex mine

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon of the Goldex Extension Zone ("GEZ"). As of September 30, 2011, Agnico Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining surface stockpile in October of 2011.

        During the three and nine months ended September 30, 2013, the Company incurred $2.8 million and $8.4 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011. During the three and nine months ended September 30, 2012, the Company incurred $3.5 million and $15.8 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011.

        The operations in the GEZ remain suspended indefinitely. Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment based only on the indicated resources, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, the Board of Directors (the "Board") approved the M and E zones for development. All necessary operating permits have been received and proven and probable gold reserves have been declared. The mining operations will include the use of existing Goldex mine infrastructure such as the shaft and mill. Initial pre-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine during the third quarter of 2013, with commercial gold production expected in the fourth quarter of 2013.

Canada — Lapa mine

        At the Lapa mine, gold production decreased 2.2% to 24,361 ounces in the third quarter of 2013 compared with 24,914 ounces in the third quarter of 2012 due primarily to a decrease in tonnes of ore milled. Production costs at the Lapa mine were $16.7 million in the third quarter of 2013, a decrease of 0.7% compared with production costs of $16.8 million in the third quarter of 2012 driven primarily by decreased gold production.

        Gold production decreased 8.8% to 74,407 ounces in the first nine months of 2013 compared with 81,570 ounces in the first nine months of 2012 due primarily to lower gold grade. Production costs at the Lapa mine were $51.4 million in the first nine months of 2013, a decrease of 4.7% compared with production costs of $53.9 million in the first nine months of 2012 driven primarily by decreased gold production.

Canada — Meadowbank mine

        At the Meadowbank mine, gold production increased 20.3% to 133,489 ounces in the third quarter of 2013 compared with 110,988 ounces in the third quarter of 2012 due primarily to higher gold grade and tonnes of ore milled. Production costs at the Meadowbank mine were $92.6 million in the third quarter of 2013, an increase of 3.2% compared with production costs of $89.7 million in the third quarter of 2012 driven primarily by increased gold production.

        Gold production increased 6.4% to 307,180 ounces in the first nine months of 2013 compared with 288,792 ounces in the first nine months of 2012 due primarily to an increase in tonnes of ore milled. Production costs at the Meadowbank mine were $276.3 million in the first nine months of 2013, an increase of 11.3% compared with production costs of $248.4 million in the first nine months of 2012 driven primarily by increased gold production.

Latin America — Pinos Altos mine (including the Creston Mascota deposit at Pinos Altos)

        At the Pinos Altos mine, gold production decreased 5.2% to 43,736 ounces in the third quarter of 2013 compared with 46,131 ounces in the third quarter of 2012 due primarily to lower gold and silver grades and a decrease in tonnes of ore stacked on the leach pad. Production costs at the Pinos Altos mine were $32.6 million in the third quarter of 2013, a 4.0% increase compared with production costs of $31.3 million in the third quarter of 2012 driven primarily by variations in the proportion of heap leach ore to mill ore.

        Gold production increased 0.4% to 135,283 ounces in the first nine months of 2013 compared with 134,730 ounces in the first nine months of 2012 due primarily to an increase in tonnes of ore milled and higher mill recoveries, offset partially by a decrease in tonnes of ore stacked on the leach pad. Production costs at the Pinos Altos mine were $98.7 million in the first nine months of 2013, an increase of 3.9% compared with production costs of $95.0 million in the first nine months of 2012 driven primarily by variations in the proportion of heap leach ore to mill ore.

        At the Creston Mascota deposit at Pinos Altos, gold production decreased to 11,307 ounces in the third quarter of 2013 compared with 15,842 ounces in the third quarter of 2012 due primarily to lower gold and silver grade and a decrease in tonnes of ore stacked on the Phase Two leach pad in the third quarter of 2013 compared with the tonnes of ore stacked on the Phase One leach pad in the third quarter of 2012. Production costs at the Creston Mascota deposit at Pinos Altos were $7.0 million in the third quarter of 2013 compared with $5.6 million in the third quarter of 2012 driven primarily by increases in expenses associated with the transition from operations at the Phase One leach pad to the Phase Two leach pad.

        Gold production decreased to 23,361 ounces in the first nine months of 2013 compared with 47,615 ounces in the first nine months of 2012 due primarily to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013 and lower gold grade. Production costs at the Creston Mascota deposit at Pinos Altos were $14.6 million in the first nine months of 2013 compared with $17.9 million in the first nine months of 2012 driven primarily by decreased gold and silver production, offset partially by increased costs due to the transition from operations at the Phase One leach pad to the Phase Two leach pad in the first nine months of 2013.

        On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching. On March 13, 2013, production resumed at the Creston Mascota deposit at Pinos Altos from the Phase Two leach pad. The ramp up of production during 2013 was in line with expectations.

Europe — Kittila mine

        At the Kittila mine, gold production increased 15.5% to 56,177 ounces in the third quarter of 2013 compared with 48,619 ounces in the third quarter of 2012 due primarily to an increase in tonnes of ore milled and improved mill recoveries. Production costs at the Kittila mine were $25.4 million in the third quarter of 2013 compared with production costs of $23.1 million in the third quarter of 2012 driven primarily by increased gold production and increased costs associated with solely underground operations in 2013 compared with a mixture of open pit and underground operations in the third quarter of 2012.

        Gold production decreased to 104,711 ounces in the first nine months of 2013 compared with 130,605 ounces in the first nine months of 2012 due primarily to the extended maintenance shutdown in the second quarter of 2013. Production costs at the Kittila mine were $70.8 million in the first nine months of 2013 compared with $72.6 million in the first nine months of 2012 driven primarily by decreased gold production, offset partially by increased costs associated with solely underground operations in 2013 compared with a mixture of open pit and underground operations in the first nine months of 2012.

Production Costs

        The following tables provide a reconciliation of total cash costs per ounce of gold produced and minesite costs per tonne to production costs as presented in the interim unaudited consolidated statements of income and comprehensive income in accordance with US GAAP.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs per the interim unaudited consolidated statements of income and comprehensive income	$231,535	$220,408	$687,539	$655,349
LaRonde mine	57,264	53,878	175,791	167,541
Lapa mine	16,663	16,787	51,367	53,894
Kittila mine(i)	25,414	23,086	52,596	72,631
Pinos Altos mine	32,564	31,301	98,727	95,012
Creston Mascota deposit at Pinos Altos(ii)	7,020	5,616	11,447	17,885
Meadowbank mine	92,610	89,740	276,335	248,386

Total	$231,535	$220,408	$666,263	$655,349

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iv) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs	$57,264	$53,878	$175,791	$167,541
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(20,993)	(31,684)	(63,212)	(102,536)
Inventory and other adjustments(iii)	(2,001)	1,231	(6,435)	474
Non-cash reclamation provision	(526)	(608)	(1,602)	(1,811)

Cash operating costs	$33,744	$22,817	$104,542	$63,668
Gold production (ounces)	45,253	40,477	130,445	123,964

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$746	$564	$801	$514

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs	$16,663	$16,787	$51,367	$53,894
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	129	170	298	346
Inventory and other adjustments(iii)	(645)	1,996	(526)	1,294
Non-cash reclamation provision	(17)	(15)	(51)	206

Cash operating costs	$16,130	$18,938	$51,088	$55,740
Gold production (ounces)	24,361	24,914	74,407	81,570

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$662	$760	$687	$683

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(i)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs	$25,414	$23,086	$52,596	$72,631
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	64	73	221	326
Inventory and other adjustments(iii)	3,759	246	3,465	1,132
Non-cash reclamation provision	(130)	(147)	(250)	(403)

Cash operating costs	$29,107	$23,258	$56,032	$73,686
Gold production (ounces)	56,177	48,619	99,322	130,605

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$518	$478	$564	$564

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs	$32,564	$31,301	$98,727	$95,012
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(12,286)	(19,311)	(38,338)	(48,714)
Inventory and other adjustments(iii)	(868)	32	(1,498)	526
Non-cash reclamation provision	(74)	(51)	(222)	(154)
Stripping costs(v)	(1,684)	(3,274)	(4,254)	(10,471)

Cash operating costs	$17,652	$8,697	$54,415	$36,199
Gold production (ounces)	43,736	46,131	135,283	134,730

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$404	$189	$402	$269

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(ii)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs	$7,020	$5,616	$11,447	$17,885
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(213)	(962)	(349)	(1,758)
Inventory and other adjustments(iii)	(605)	(171)	522	(60)
Non-cash reclamation provision	(36)	(34)	(73)	(559)
Stripping costs(v)	(249)	—	(581)	—

Cash operating costs	$5,917	$4,449	$10,966	$15,508
Gold production (ounces)	11,307	15,842	21,454	47,615

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$523	$281	$511	$326

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs	$92,610	$89,740	$276,335	$248,386
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(265)	(527)	(1,173)	(1,645)
Inventory and other adjustments(iii)	(3,179)	(2,570)	(843)	2,498
Non-cash reclamation provision	(381)	(416)	(1,161)	(1,205)
Stripping costs(v)	(5,667)	(4,802)	(18,712)	(6,465)

Cash operating costs	$83,118	$81,425	$254,446	$241,569
Gold production (ounces)	133,489	110,988	307,180	288,792

Total cash costs per ounce of gold produced ($ per ounce)(iv)	$623	$734	$828	$836

Reconciliation of Production Costs to Minesite Costs per Tonne(vii) by Mine

LaRonde Mine — Minesite Costs per Tonne(vii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012		Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012
Production costs		$57,264		$53,878		$175,791		$167,541
Adjustments:
Inventory adjustment(vi)		(1,666)		1,278		(5,772)		1,266
Non-cash reclamation provision		(526)		(608)		(1,602)		(1,811)

Minesite operating costs		$55,072		$54,548		$168,417		$166,996
Minesite operating costs (thousands of C$)	C$	57,088	C$	54,625	C$	172,842	C$	167,879
Tonnes of ore milled (thousands of tonnes)		547		554		1,700		1,772

Minesite costs per tonne (C$)(vii)	C$	104	C$	99	C$	102	C$	95

Lapa Mine — Minesite Costs per Tonne(vii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012		Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012
Production costs		$16,663		$16,787		$51,367		$53,894
Adjustments:
Inventory adjustment(vi)		(547)		2,012		(310)		1,397
Non-cash reclamation provision		(17)		(15)		(51)		206

Minesite operating costs		$16,099		$18,784		$51,006		$55,497
Minesite operating costs (thousands of C$)	C$	16,672	C$	18,799	C$	52,515	C$	55,671
Tonnes of ore milled (thousands of tonnes)		154		163		473		480

Minesite costs per tonne (C$)(vii)	C$	108	C$	115	C$	111	C$	116

Kittila Mine — Minesite Costs per Tonne(i)(vii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs	$25,414	$23,086	$52,596	$72,631
Adjustments:
Inventory adjustment(vi)	3,759	246	3,465	1,137
Non-cash reclamation provision	(130)	(147)	(250)	(403)

Minesite operating costs	$29,043	$23,185	$55,811	$73,365
Minesite operating costs (thousands of €)	€21,893	€17,970	€42,473	€56,157
Tonnes of ore milled (thousands of tonnes)	307	271	574	811

Minesite costs per tonne (€)(vii)	€71	€66	€74	€69

Pinos Altos Mine — Minesite Costs per Tonne(vii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs	$32,564	$31,301	$98,727	$95,012
Adjustments:
Inventory adjustment(vi)	(986)	32	(1,492)	567
Non-cash reclamation provision	(74)	(51)	(222)	(154)
Stripping costs(v)	(1,684)	(3,274)	(4,254)	(10,471)

Minesite operating costs	$29,820	$28,008	$92,759	$84,954
Tonnes of ore processed (thousands of tonnes)	661	675	2,052	2,132

Minesite costs per tonne (US$)(vii)	$45	$41	$45	$40

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(ii)(vii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Production costs	$7,020	$5,616	$11,447	$17,885
Adjustments:
Inventory adjustment(vi)	(605)	(171)	520	(60)
Non-cash reclamation provision	(36)	(34)	(73)	(559)
Stripping costs(v)	(249)	—	(581)	—

Minesite operating costs	$6,130	$5,411	$11,313	$17,266
Tonnes of ore processed (thousands of tonnes)	335	466	698	1,454

Minesite costs per tonne (US$)(vii)	$18	$12	$16	$12

Meadowbank Mine — Minesite Costs per Tonne(vii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012		Nine Months Ended September 30, 2013		Nine Months Ended September 30, 2012
Production costs		$92,610		$89,740		$276,335		$248,386
Adjustments:
Inventory adjustment(vi)		(3,120)		(2,879)		(991)		2,601
Non-cash reclamation provision		(381)		(415)		(1,161)		(1,204)
Stripping costs(v)		(5,667)		(4,802)		(18,712)		(6,465)

Minesite operating costs		$83,442		$81,644		$255,471		$243,318
Minesite operating costs (thousands of C$)	C$	86,091	C$	81,552	C$	260,444	C$	243,960
Tonnes of ore milled (thousands of tonnes)		1,047		1,003		3,095		2,791

Minesite costs per tonne (C$)(vii)	C$	82	C$	81	C$	84	C$	87

(i)
Excludes the Kittila mine's results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

(ii)
Excludes results for the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

(iii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iv)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income and comprehensive income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(v)
The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

(vi)
This inventory adjustment reflects production costs associated with unsold concentrates.

(vii)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the interim unaudited consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

Liquidity and Capital Resources

        At September 30, 2013, the Company's cash and cash equivalents, short-term investments and restricted cash totaled $141.7 million compared with $332.0 million at December 31, 2012. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased to $576.8 million at September 30, 2013 from $626.6 million at December 31, 2012.

Operating Activities

        Cash provided by operating activities decreased by $118.5 million to $81.0 million in the third quarter of 2013 compared with $199.5 million in the third quarter of 2012 due primarily to a 21.4% decrease in the average realized price of gold. The decrease in cash provided by operating activities was partially offset by and a 10.1% increase in gold production and a $20.5 million decrease in exploration and corporate development expenses between the third quarter of 2012 and the third quarter of 2013.

        Cash provided by operating activities in the first nine months of 2013 decreased to $302.4 million compared with $590.0 million in the first nine months of 2012 due primarily to a 14.6% decrease in the average realized price of gold, a 3.8% decrease in gold production and a $32.2 million increase in production costs between periods. The decrease in cash provided by operating activities was partially offset by a $58.0 million decrease in exploration and corporate development expenses between the third quarter of 2012 and the third quarter of 2013.

Investing Activities

        Cash used in investing activities increased to $145.6 million in the third quarter of 2013 compared with $121.8 million in the third quarter of 2012 due primarily to a $28.9 million increase in capital expenditures between periods. The increase in capital expenditures between periods is mainly attributable to significant construction expenditures incurred in the third quarter of 2013 relating to the Goldex mine M and E Zones and the La India project. Capitalization of expenditures for the Goldex mine M and E Zones and the La India project started in October 2012 and September 2012, respectively.

        Cash used in investing activities increased to $505.4 million in the first nine months of 2013 compared with $279.4 million in the first nine months of 2012 due primarily to a $151.0 million increase in capital expenditures between periods. The increase in capital expenditures between periods is mainly attributable to significant construction expenditures incurred in 2013 relating to the Goldex mine M and E Zones and the La India project. Capitalization of expenditures for the Goldex mine M and E Zones and the La India project started in October 2012 and September 2012, respectively. The Company also invested $55.0 million in available-for-sale securities and warrants and $10.1 million in the acquisition of Urastar Gold Corp. during the first nine months of 2013.

        On August 2, 2013, the Company acquired 4,563,493 common shares of Gold Standard Ventures Corp. ("GSV") at a price of C$0.63 per common share for total consideration of C$2.9 million. After closing the transaction, the Company holds 4.74% of the issued and outstanding common shares of GSV.

        On June 28, 2013, the Company acquired 3,100,000 common shares of Amex Exploration Inc. ("Amex") at a non-brokered private placement price of C$0.13 per common share for total consideration of C$0.4 million. After closing the transaction, the Company holds 5.76% of the issued and outstanding common shares of Amex.

        On May 23, 2013, the Company announced that it had entered into an agreement to purchase 7,500,000 units of Probe Mines Limited ("Probe") at a price of C$1.50 per unit for total consideration of C$11.3 million. Each unit is comprised of one common share of Probe and three-quarters of one common share purchase warrant, representing 9.94% of the issued and outstanding common shares of Probe. Each whole common share purchase warrant entitles the holder to acquire one common share of Probe at a price of C$2.10 for a period of two years from the May 28, 2013 closing date.

        On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $6.1 million was recognized on the Company's consolidated balance sheets.

        On April 23, 2013, the Company announced that it had entered into a subscription agreement for 6,250,000 units of Kootenay Silver Inc. ("Kootenay") at a non-brokered private placement price of C$0.76 per unit for total consideration of C$4.8 million. Each unit is comprised of one common share of Kootenay and one-half of one common share purchase warrant, representing 9.96% of the issued and outstanding common shares of Kootenay. Each whole common share purchase warrant entitles the holder to acquire one common share of Kootenay at a price of C$1.08 for a period of two years from the April 26, 2013 closing date.

        On April 9, 2013, the Company announced that it had entered into a subscription agreement for 26,966,292 units of Sulliden Gold Corporation Ltd. ("Sulliden") at a non-brokered private placement price of C$0.89 per unit for total consideration of C$24.0 million. Each unit is comprised of one common share of Sulliden and 0.7 of one common share purchase warrant, representing 9.96% of the issued and outstanding common shares of Sulliden. Each whole common share purchase warrant entitles the holder to acquire one common share of Sulliden at a price of C$1.31 for a period of two years from the April 12, 2013 closing date.

        On March 22, 2013, the Company acquired 9,600,000 common shares and 4,800,000 common share purchase warrants of ATAC Resources Ltd. ("ATC") for total cash consideration of approximately $12.7 million. After closing the transaction, the Company holds 8.48% of the issued and outstanding common shares of ATC. Each common share purchase warrant entitles the holder to acquire one common share of ATC at a price of C$2.10 for a period of 18 months from the March 22, 2013 closing date.

        On June 1, 2012, the Company disposed of 11,000,000 shares of Rubicon Minerals Corporation for total proceeds of $30.7 million, recording a $6.7 million loss on sale of available-for-sale securities. After closing the transaction, the Company's interest in Rubicon Minerals Corporation is 10,671,827 shares.

        On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd Resource Corporation it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico Eagle shares.

Financing Activities

        Cash provided by financing activities of $68.7 million in the third quarter of 2013 compared with cash used in financing activities of $55.4 million in the third quarter of 2012. The primary drivers of the change between periods included a $100.0 million drawdown on the Credit Facility during the third quarter of 2013, while a $230.0 million repayment of the Credit Facility in third quarter of 2012 was partially offset by a $200.0 million Notes issuance.

        Cash provided by financing activities was $17.9 million in the first nine months of 2013 compared with cash used in financing activities of $216.7 million in the first nine months of 2012. The primary driver of the change between periods included a $120.0 million drawdown on the Credit Facility during the first nine months of 2013, while a $320.0 million repayment of the Credit Facility first nine months of 2012 was partially offset by a $200.0 million Notes issuance.

        On July 24, 2013, the Company declared a cash dividend payable on September 17, 2013, marking the 31st consecutive year that the Company has paid a cash dividend. In the third quarter of 2013, the Company paid dividends of $32.6 million compared with $28.0 million in the third quarter of 2012. In the first nine months of 2013, the Company paid dividends of $94.3 million compared with $88.8 million in the first nine months of 2012. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

        On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017. Pricing terms were amended to reflect improved current market conditions. As at September 30, 2013, the Company's outstanding balance under the Credit Facility was $150.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $10.1 million at September 30, 2013. Therefore, $1,039.9 million was available for future drawdown under the Credit Facility at September 30, 2013.

        The Company entered into a credit agreement on June 26, 2012 with a financial institution relating to a new C$150 million uncommitted letter of credit facility (the "Letter of Credit Facility"). The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2013, $147.0 million had been drawn under the Letter of Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank mine. As at September 30, 2013, outstanding letters of credit drawn under the EDC Facility totaled nil.

        The Company was in compliance with all covenants contained within the Credit Facility, 2012 Notes and 2010 Notes as at September 30, 2013.

        The Company issued common shares for gross proceeds of $3.9 million in the third quarter of 2013 attributable to the Company's employee share purchase plan and dividend re-investment plan. In the third quarter of 2012, the Company issued common shares for gross proceeds of $8.3 million attributable to the Company's employee share purchase plan, dividend re-investment plan and employee stock option exercises. There were no employee stock options exercised in the third quarter of 2013.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including gold mining, have been affected by weak economic conditions and volatile financial markets. Continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc, copper and lead prices directly affects our revenues, earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments.

Recently Adopted and Recently Issued Accounting Pronouncements and Developments

        See the Company's interim unaudited consolidated financial statements for Recently Adopted and Recently Issued Accounting Pronouncements and Developments.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission ("SEC"), under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer ("CEO") and the President, Finance and Chief Financial Officer ("CFO").

        As of the end of the period covered by this quarterly MD&A and accompanying interim unaudited consolidated financial statements, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files was recorded, processed, summarized and reported, within the appropriate time periods.

        Management of the Company, with the participation of the CEO and CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of interim unaudited consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the third quarter of 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management including the CEO and CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including total cash costs per ounce of gold produced, minesite costs per tonne, adjusted net income and all-in sustaining costs per ounce of gold produced, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with US GAAP.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        For a reconciliation of total cash costs per ounce of gold produced and minesite costs per tonne to the figures presented in the interim unaudited consolidated financial statements prepared in accordance with US GAAP, see Results of Operations — Production Costs in the MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

Adjusted Net Income

        Adjusted net income is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the interim unaudited consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is a useful comparison point between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities.

Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with US GAAP.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income for the period	$47,311	$106,326	$46,790	$228,146
Impairment loss on available-for-sale securities	299	600	28,607	12,181
Foreign currency translation (gain) loss	6,507	16,265	(955)	20,773
Stock options expense	5,174	7,093	20,671	26,692
Other	1,192	1,185	14,450	13,983

Adjusted net income for the period	$60,483	$131,469	$109,563	$301,775

Net income per share — basic	$0.27	$0.62	$0.27	$1.33
Net income per share — diluted	$0.27	$0.62	$0.27	$1.33
Adjusted net income per share — basic	$0.35	$0.77	$0.63	$1.76
Adjusted net income per share — diluted	$0.35	$0.77	$0.63	$1.76

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced, calculated beginning in 2013, is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides a realistic indicator of operating performance. However, this non-US GAAP measure should be considered together with other data prepared in accordance with US GAAP as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

        For the three months ended September 30, 2013, all-in sustaining costs per ounce of gold produced amounted to $834, calculated as the accumulation of total cash costs per ounce of gold produced of $591, sustaining capital expenditures per ounce of $170, exploration and corporate development expenses (excluding greenfield exploration) per ounce of $13 and general and administrative expenses (net of stock options) per ounce of $60.

        For the nine months ended September 30, 2013, all-in sustaining costs per ounce of gold produced amounted to $974, calculated as the accumulation of total cash costs per ounce of gold produced of $691, sustaining capital expenditures per ounce of $179, exploration and corporate development expenses (excluding greenfield exploration) per ounce of $15 and general and administrative expenses (net of stock options) per ounce of $88. The calculation excludes the Kittila mine's results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013. The calculation excludes the results of the Creston Mascota deposit at Pinos Altos for the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Operating margin(i) by mine:
LaRonde mine	$26,136	$45,625	$73,803	$138,233
Lapa mine	15,859	25,723	54,290	79,622
Kittila mine	39,019	52,655	83,863	133,193
Pinos Altos mine(ii)	48,865	87,167	149,880	236,189
Meadowbank mine	82,906	104,258	151,791	225,745

Total operating margin	212,785	315,428	513,627	812,982
Amortization of property, plant and mine development	76,054	68,318	216,253	199,181
Exploration, corporate and other	57,940	94,763	193,435	276,768

Income before income and mining taxes	78,791	152,347	103,939	337,033
Income and mining taxes	31,480	46,021	57,149	108,887

Net income for the period	$47,311	$106,326	$46,790	$228,146

Net income per share — basic (US$)	$0.27	$0.62	$0.27	$1.33
Net income per share — diluted (US$)	$0.27	$0.62	$0.27	$1.33
Cash flows:
Cash provided by operating activities	$80,982	$199,464	$302,352	$590,043
Cash used in investing activities	$(145,629)	$(121,837)	$(505,390)	$(279,364)
Cash provided by (used in) financing activities	$68,745	$(55,406)	$17,918	$(216,742)
Realized prices (US$):
Gold (per ounce)	$1,333	$1,695	$1,418	$1,661
Silver (per ounce)	$21.84	$33.91	$23.11	$31.80
Zinc (per tonne)	$1,874	$1,836	$1,891	$1,968
Copper (per tonne)	$7,330	$9,046	$7,122	$8,184
Payable production(iii):
Gold (ounces):
LaRonde mine	45,253	40,477	130,445	123,964
Goldex mine	1,505	—	1,505	—
Lapa mine	24,361	24,914	74,407	81,570
Kittila mine	56,177	48,619	104,711	130,605
Pinos Altos mine(ii)	55,043	61,973	158,644	182,345
Meadowbank mine	133,489	110,988	307,180	288,792

Total gold (ounces)	315,828	286,971	776,892	807,276

Silver (thousands of ounces):
LaRonde mine	571	475	1,606	1,697
Kittila mine	2	—	4	—
Pinos Altos mine(ii)	614	639	1,849	1,683
Meadowbank mine	26	26	71	70

Total Silver (thousands of ounces)	1,213	1,140	3,530	3,450

Zinc (LaRonde mine) (tonnes)	3,648	7,379	15,342	29,915
Copper (LaRonde mine) (tonnes)	1,241	982	3,603	3,312

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Payable metal sold:
Gold (ounces):
LaRonde mine	47,185	37,466	133,726	121,097
Lapa mine	24,306	24,772	73,889	80,462
Kittila mine	48,027	45,155	105,119	123,858
Pinos Altos mine(ii)	57,315	61,265	159,307	179,783
Meadowbank mine	132,010	116,341	299,820	284,254

Total gold (ounces)	308,843	284,999	771,861	789,454

Silver (thousands of ounces):
LaRonde mine	584	467	1,654	1,667
Kittila mine	1	—	4	—
Pinos Altos mine(ii)	604	635	1,844	1,653
Meadowbank mine	26	26	71	68

Total Silver (thousands of ounces):	1,215	1,128	3,573	3,388

Zinc (LaRonde mine) (tonnes)	3,030	10,120	15,309	33,531
Copper (LaRonde mine) (tonnes)	1,253	937	3,611	3,315
Total cash costs per ounce of gold produced (US$)(iv)(v):
LaRonde mine	$746	$564	$801	$514
Lapa mine	662	760	687	683
Kittila mine(vi)	518	478	564	564
Pinos Altos mine(ii)	428	212	418	284
Meadowbank mine	623	734	828	836

Weighted average total cash costs per ounce of gold produced	$591	$556	$692	$602

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
Includes the Creston Mascota deposit at Pinos Altos, except for total cash costs per ounce of gold produced in the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

(iii)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(iv)
Total cash costs per ounce of gold produced is calculated net of silver, zinc, copper and other byproduct revenue credits. The weighted average total cash costs per ounce of gold produced is based on commercial production ounces. Total cash costs per ounce of gold produced is a non-GAAP measure that the Company uses to monitor the performance of its operations. See "Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine" contained herein for details.

(v)
Excludes the Goldex mine's results for the third quarter of 2013. Initial pre-commercial payable gold production of 1,505 ounces was achieved at the Goldex mine during the third quarter of 2013.

(vi)
Excludes the Kittila mine's results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
Operating margin:
Revenues from mining operations	$455,503	$472,934	$459,561	$535,836	$449,383	$420,422	$336,424	$444,320
Production costs	227,567	215,035	219,906	220,408	242,363	230,053	225,951	231,535

Total operating margin	227,936	257,899	239,655	315,428	207,020	190,369	110,473	212,785
Operating margin by mine:
LaRonde mine	34,581	63,266	29,342	45,625	35,363	33,295	14,372	26,136
Goldex mine	24,677	—	—	—	—	—	—	—
Lapa mine	23,736	27,677	26,222	25,723	20,755	21,788	16,643	15,859
Kittila mine	33,619	49,049	31,489	52,655	53,199	44,956	(112)	39,019
Pinos Altos mine(i)	67,111	69,135	79,887	87,167	61,533	53,827	47,188	48,865
Meadowbank mine	44,212	48,772	72,715	104,258	36,170	36,503	32,382	82,906

Total operating margin	227,936	257,899	239,655	315,428	207,020	190,369	110,473	212,785
Amortization of property, plant and mine development	73,513	64,553	66,310	68,318	72,680	70,071	70,128	76,054
Impairment Loss on Meadowbank mine	907,681	—	—	—	—	—	—	—
Loss on Goldex mine	4,710	—	—	—	—	—	—	—
Exploration, corporate and other	92,204	85,836	96,169	94,763	36,232	71,690	63,805	57,940

(Loss) income before income and mining taxes	(850,172)	107,510	77,176	152,347	98,108	48,608	(23,460)	78,791
Income and mining taxes	(248,742)	28,962	33,904	46,021	15,338	24,749	920	31,480

Net (loss) income for the period	$(601,430)	$78,548	$43,272	$106,326	$82,770	$23,859	$(24,380)	$47,311

Attributed to non-controlling interest	$(60)	$—	$—	$—	$—	$—	$—	$—

Attributed to common shareholders	$(601,370)	$78,548	$43,272	$106,326	$82,770	$23,859	$(24,380)	$47,311

Net (loss) income per share — basic (US$)	$(3.53)	$0.46	$0.25	$0.62	$0.48	$0.14	$(0.14)	$0.27
Net (loss) income per share — diluted (US$)	$(3.53)	$0.46	$0.25	$0.62	$0.48	$0.14	$(0.14)	$0.27
Cash flows:
Cash provided by operating activities	$132,028	$196,497	$194,082	$199,464	$105,964	$146,072	$75,298	$80,982
Cash used in investing activities	$(306,583)	$(88,908)	$(68,619)	$(121,837)	$(96,792)	$(141,479)	$(218,282)	$(145,629)
Cash provided by (used in) financing activities	$244,461	$(132,078)	$(29,258)	$(55,406)	$14,136	$(69,504)	$18,677	$68,745

(i)
Includes the Creston Mascota deposit at Pinos Altos.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at September 30, 2013	As at December 31, 2012
ASSETS
Current
Cash and cash equivalents	$112,111	$298,068
Short-term investments	2,167	8,490
Restricted cash	27,390	25,450
Trade receivables (note 4)	64,171	67,750
Inventories:
Ore stockpiles	71,263	52,342
Concentrates and dore bars	55,990	69,695
Supplies	270,580	222,630
Income taxes recoverable	13,909	19,313
Available-for-sale securities (notes 4 and 8)	83,098	44,719
Fair value of derivative financial instruments (notes 4 and 10)	9,305	2,112
Other current assets	142,967	92,977

Total current assets	852,951	903,546
Other assets	39,992	55,838
Goodwill (note 14)	235,414	229,279
Property, plant and mine development (note 5)	4,311,713	4,067,456

	$5,440,070	$5,256,119

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$232,565	$185,329
Reclamation provision (note 13)	8,503	16,816
Dividends payable	—	37,905
Interest payable (note 9)	21,019	13,602
Income taxes payable	2,687	10,061
Capital lease obligations	10,887	12,955
Fair value of derivative financial instruments (notes 4 and 10)	484	277

Total current liabilities	276,145	276,945

Long-term debt (note 9)	950,000	830,000

Reclamation provision and other liabilities	121,748	127,735

Deferred income and mining tax liabilities	632,740	611,227

SHAREHOLDERS' EQUITY
Common shares (note 6):
Outstanding — 173,730,785 common shares issued, less 302,454 shares held in trust	3,279,648	3,241,922
Stock options (notes 6 and 7)	169,720	148,032
Warrants (note 6)	24,858	24,858
Contributed surplus	15,665	15,665
Retained earnings (deficit)	(22,345)	7,046
Accumulated other comprehensive loss (note 6)	(8,109)	(27,311)

Total shareholders' equity	3,459,437	3,410,212

	$5,440,070	$5,256,119

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except share and per share amounts, US GAAP basis)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
REVENUES
Revenues from mining operations	$444,320	$535,836	$1,201,166	$1,468,331
COSTS, EXPENSES AND OTHER INCOME
Production(i)	231,535	220,408	687,539	655,349
Exploration and corporate development	15,550	36,023	35,447	93,417
Amortization of property, plant and mine development (note 5)	76,054	68,318	216,253	199,181
General and administrative (note 15)	24,205	25,416	89,910	91,359
Impairment loss on available-for-sale securities (note 8)	299	600	28,607	12,181
Provincial capital tax	—	—	(1,504)	4,001
Interest expense (note 9)	14,924	14,933	42,575	43,600
Interest and sundry (income) expense	(141)	3,200	3,805	2,954
(Gain) loss on derivative financial instruments (note 10)	(3,404)	(1,674)	(4,450)	1,752
Loss on sale of available-for-sale securities (note 8)	—	—	—	6,731
Foreign currency translation loss (gain)	6,507	16,265	(955)	20,773

Income before income and mining taxes	78,791	152,347	103,939	337,033
Income and mining taxes	31,480	46,021	57,149	108,887

Net income for the period	$47,311	$106,326	$46,790	$228,146

Net income per share — basic (note 6)	$0.27	$0.62	$0.27	$1.33

Net income per share — diluted (note 6)	$0.27	$0.62	$0.27	$1.33

Cash dividends declared per common share	$0.22	$0.20	$0.44	$0.60

COMPREHENSIVE INCOME
Net income for the period	$47,311	$106,326	$46,790	$228,146

Other comprehensive income (loss):
Available-for-sale securities and other investments:
Unrealized gain (loss)	11,530	14,925	(9,445)	(22,152)
Reclassification to impairment loss on avalable-for-sale securities (note 8)	299	600	28,607	12,181
Reclassification to realized loss on sale of avalable-for-sale securities (note 8)	—	—	—	6,731
Derivative financial instruments (note 10):
Unrealized gain (loss)	1,699	5,983	(152)	7,717
Reclassification to production costs	(219)	(1,255)	(219)	(1,238)
Reclassification to interest expense	10	10	30	10
Pension benefits:
Reclassification to general and administrative expense	131	(345)	393	1,258
Income tax expense impact of reclassification items	21	419	(53)	(8)
Income tax expense impact of other comprehensive income (loss) items	(448)	(1,577)	41	(2,300)

Other comprehensive income for the period	13,023	18,760	19,202	2,199

Comprehensive income for the period	$60,334	$125,086	$65,992	$230,345

(i)
Exclusive of amortization shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, except share amounts, US GAAP basis)
(Unaudited)

	Common Shares Oustanding
							Accumulated Other Comprehensive Loss
			Stock Options		Contributed Surplus	Retained Earnings (Deficit)		Non- Controlling Interest
	Shares	Amount		Warrants
Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191
Shares issued under employee stock option plan (notes 6 and 7)	140,475	6,402	(1,157)	—	—	—	—	—
Stock options (notes 6 and 7)	—	—	27,593	—	—	—	—	—
Shares issued under incentive share purchase plan	396,614	16,024	—	—	—	—	—	—
Shares issued under dividend reinvestment plan	347,159	13,857	—	—	—	—	—	—
Shares issued for purchase of mining property (note 14)	68,941	2,447	—	—	499	—	—	—
Non-controlling interest eliminated upon acquisition (note 14)	—	—	—	—	—	—	—	(12,191)
Net income for the period	—	—	—	—	—	228,146	—	—
Dividends declared ($0.60 per share)	—	—	—	—	—	(102,575)	—	—
Other comprehensive income for the period	—	—	—	—	—	—	2,199	—
Restricted share unit plan (note 6)	(187,992)	(6,355)	—	—	—	—	—	—

Balance September 30, 2012	171,578,933	$3,213,756	$144,130	$24,858	$15,665	$(3,450)	$(4,907)	$—

Balance December 31, 2012	172,102,870	$3,241,922	$148,032	$24,858	$15,665	$7,046	$(27,311)	$—
Shares issued under employee stock option plan (notes 6 and 7)	213,500	9,765	(3,292)	—	—	—	—	—
Stock options (notes 6 and 7)	—	—	24,980	—	—	—	—	—
Shares issued under incentive share purchase plan	592,652	17,638	—	—	—	—	—	—
Shares issued under dividend reinvestment plan	628,023	20,040	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	46,790	—	—
Dividends declared ($0.44 per share)	—	—	—	—	—	(76,338)	—	—
Other comprehensive income for the period	—	—	—	—	—	—	19,202	—
Restricted share unit plan (note 6)	(108,714)	(9,717)	—	—	—	157	—	—

Balance September 30, 2013	173,428,331	$3,279,648	$169,720	$24,858	$15,665	$(22,345)	$(8,109)	$—

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
OPERATING ACTIVITIES
Net income for the period	$47,311	$106,326	$46,790	$228,146
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development (note 5)	76,054	68,318	216,253	199,181
Deferred income and mining taxes	16,232	21,398	22,696	46,787
Stock-based compensation (note 7)	10,221	10,630	35,830	37,698
Loss on sale of available-for-sale securities (note 8)	—	—	—	6,731
Impairment loss on available-for-sale securities (note 8)	299	600	28,607	12,181
Foreign currency translation loss (gain)	6,507	16,265	(955)	20,773
Other	303	3,812	11,311	11,422
Adjustment for settlement of environmental remediation	(2,845)	(3,476)	(8,387)	(15,767)
Changes in non-cash working capital balances:
Trade receivables	(4,170)	(1,152)	3,579	(1,145)
Income taxes	6,137	(891)	(1,970)	42,991
Inventories	(76,719)	(53,210)	(44,938)	(50,956)
Other current assets	(29,081)	1,898	(49,937)	11,753
Accounts payable and accrued liabilities	23,464	17,265	37,645	28,622
Interest payable	7,269	11,681	5,828	11,626

Cash provided by operating activities	80,982	199,464	302,352	590,043

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 5)	(142,287)	(113,344)	(444,694)	(293,707)
Acquisition of Urastar Gold Corporation, net (note 14)	—	—	(10,051)	—
Acquisition of Grayd Resource Corporation (note 14)	—	—	—	(9,322)
Decrease (increase) in short-term investments	2,711	(6,480)	6,323	(2,918)
Net proceeds from sale of available-for-sale securities (note 8)	—	—	—	30,732
Purchase of available-for-sale securities and warrants (note 8)	(2,769)	(710)	(55,028)	(2,713)
Increase in restricted cash	(3,284)	(1,303)	(1,940)	(1,436)

Cash used in investing activities	(145,629)	(121,837)	(505,390)	(279,364)

FINANCING ACTIVITIES
Dividends paid	(32,618)	(27,992)	(94,267)	(88,790)
Repayment of capital lease obligations	(2,582)	(2,933)	(8,644)	(8,789)
Proceeds from long-term debt (note 9)	150,000	—	240,000	255,000
Repayment of long-term debt (note 9)	(50,000)	(230,000)	(120,000)	(575,000)
Notes issuance (note 9)	—	200,000	—	200,000
Long-term debt financing costs (note 9)	—	(2,806)	—	(3,133)
Repurchase of common shares for restricted share unit plan (note 6)	—	—	(19,000)	(12,031)
Common shares issued (note 6)	3,945	8,325	19,829	16,001

Cash provided by (used in) financing activities	68,745	(55,406)	17,918	(216,742)

Effect of exchange rate changes on cash and cash equivalents	634	1,751	(837)	1,058

Net increase (decrease) in cash and cash equivalents during the period	4,732	23,972	(185,957)	94,995
Cash and cash equivalents, beginning of period	107,379	250,470	298,068	179,447

Cash and cash equivalents, end of period	$112,111	$274,442	$112,111	$274,442

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid (note 9)	$7,344	$2,344	$35,891	$30,324

Income and mining taxes paid	$8,983	$21,398	$39,983	$26,989

See accompanying notes

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

1.     BASIS OF PRESENTATION

  The accompanying interim unaudited consolidated financial statements of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by US GAAP for annual financial statements. Accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the fiscal 2012 audited annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2012. In the opinion of management, the interim unaudited consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2013 and the results of operations and cash flows for the three and nine months ended September 30, 2013 and September 30, 2012.

  Operating results for the three and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2013.

2.     USE OF ESTIMATES

  The preparation of the interim unaudited consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim unaudited consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim unaudited consolidated financial statements are reasonable and prudent; however, actual results may differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2012 audited annual consolidated financial statements except for the recently adopted accounting pronouncements discussed below.

  Recently Adopted Accounting Pronouncements

  Disclosures about Offsetting Assets and Liabilities

  In November 2011, ASC guidance was issued relating to disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities. Under the updated guidance, entities are required to disclose gross information and net information about both instruments and transactions eligible for offset in the consolidated balance sheets and instruments and transactions subject to an agreement similar to a master netting arrangement. The Company adopted this updated guidance, effective for the fiscal year beginning January 1, 2013. See notes 4 and 10 for disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities.

  Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Loss

  In February 2013, ASC guidance was issued relating to the reporting of amounts reclassified out of accumulated other comprehensive loss. Under the updated guidance, entities are required to provide information about the amounts reclassified out of accumulated other comprehensive loss by component and by consolidated statement of income line item, as required under US GAAP. The Company adopted this updated guidance, effective for the fiscal year beginning January 1, 2013. See the Company's interim unaudited consolidated statements of income and comprehensive income for reporting of amounts reclassified out of accumulated other comprehensive loss.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP and requires expanded disclosures about fair value measurements including the following three fair value hierarchy levels:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

4.     FAIR VALUE MEASUREMENT (Continued)

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table summarizes the Company's financial assets and liabilities measured at fair value as at September 30, 2013 within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$64,171	$—	$64,171
Available-for-sale securities(ii)	83,098	—	—	83,098
Fair value of derivative financial instruments(iii)	—	9,305	—	9,305

	$83,098	$73,476	$—	$156,574

Financial liabilities:
Fair value of derivative financial instruments(iii)	$—	$484	$—	$484

  The following table details the Company's financial assets and liabilities measured at fair value as at December 31, 2012 within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$67,750	$—	$67,750
Available-for-sale securities(ii)	44,719	—	—	44,719
Fair value of derivative financial instruments(iii)	—	2,112	—	2,112

	$44,719	$69,862	$—	$114,581

Financial liabilities:
Fair value of derivative financial instruments(iii)	$—	$277	$—	$277

  (i)
  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  (ii)
  Available-for-sale securities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

  (iii)
  Derivative financial instruments are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim unaudited consolidated statements of income and comprehensive income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments in available-for-sale securities for which the cost basis exceeds its fair value.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

5.     PROPERTY, PLANT AND MINE DEVELOPMENT

	As at September 30, 2013			As at December 31, 2012
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,364,909	$104,098	$1,260,811	$1,356,227	$86,839	$1,269,388
Plant and equipment	2,641,015	782,595	1,858,420	2,538,328	617,826	1,920,502
Mine development costs	1,050,260	255,042	795,218	918,482	237,967	680,515
Construction in Progress:
Meliadine project	178,635	—	178,635	133,840	—	133,840
La India project	141,411	—	141,411	32,553	—	32,553
Goldex mine M and E zones	77,218	—	77,218	30,658	—	30,658

	$5,453,448	$1,141,735	$4,311,713	$5,010,088	$942,632	$4,067,456

6.     SHAREHOLDERS' EQUITY

  In 2009, the Company implemented the restricted share unit ("RSU") plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company.

  A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of shareholders' equity and is amortized as compensation expense over the applicable vesting period.

  During the first quarter of 2013, the Company funded the RSU plan by transferring $19.0 million (first quarter of 2012 — $12.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. The common shares purchased and held by the Trust are treated as not outstanding for the basic earnings per share ("EPS") calculations. They are included in the basic EPS calculations once they have vested. All of the unvested common shares held by the Trust are included in the diluted EPS calculations.

  The following table summarizes the maximum number of common shares that would be outstanding if all instruments outstanding at September 30, 2013 were exercised:

Common shares outstanding at September 30, 2013	173,428,331
Employee stock options	11,495,535
Warrants	8,600,000
RSU plan	302,454

193,826,320

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

6.     SHAREHOLDERS' EQUITY (Continued)

  The following table provides the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income for the period	$47,311	$106,326	$46,790	$228,146

Weighted average number of common shares outstanding — basic (in thousands)	173,102	171,341	172,651	171,055
Add: Dilutive impact of employee stock options	—	—	—	—
Dilutive impact of warrants	—	—	—	—
Dilutive impact of shares related to RSU plan	350	255	379	242

Weighted average number of common shares outstanding — diluted (in thousands)	173,452	171,596	173,030	171,297

Net income per share — basic	$0.27	$0.62	$0.27	$1.33

Net income per share — diluted	$0.27	$0.62	$0.27	$1.33

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options and warrants with an exercise price greater than the average quoted market price of the common shares for the reporting period are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three and nine months ended September 30, 2013, all employee stock options and warrants were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive.

  For the three and nine months ended September 30, 2012, all employee stock options and warrants were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive.

  Accumulated other comprehensive loss

  The following table details the changes in accumulated other comprehensive loss by component for the nine months ended September 30, 2013:

	Cumulative Translation Adjustment	Available-for-sale Securities and Other Investments	Derivative Financial Instruments	Pension Benefits	Total
Accumulated other comprehensive (loss) income, December 31, 2012	$(16,206)	$(7,680)	$137	$(3,562)	$(27,311)

Other comprehensive loss before reclassifications	—	(9,445)	(152)	—	(9,597)
Income tax expense impact	—	—	41	—	41
Reclassifications from accumulated other comprehensive (loss) income to the Consolidated Statements of Income	—	28,607	(189)	393	28,811
Income tax expense impact	—	—	50	(103)	(53)

Other comprehensive income (loss) for the period	—	19,162	(250)	290	19,202

Accumulated other comprehensive (loss) income, September 30, 2013	$(16,206)	$11,482	$(113)	$(3,272)	$(8,109)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

7.     STOCK-BASED COMPENSATION

  The following continuities summarize activity with respect to the Company's outstanding employee stock options:

	Nine Months Ended September 30, 2013			Nine Months Ended September 30, 2012
	Number of Employee Stock Options	Weighted Average Exercise Price		Number of Employee Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,587,126	C$	56.60	8,959,051	C$	62.88
Granted	2,803,000		52.13	3,257,000		36.99
Exercised	(213,500)		37.06	(140,475)		37.04
Forfeited	(340,206)		58.25	(726,500)		59.80
Expired	(1,340,885)		54.86	(481,650)		47.49

Outstanding, end of period	11,495,535	C$	56.03	10,867,426	C$	56.35

Exercisable, end of period	7,413,795	C$	59.35	6,780,014	C$	59.34

  Agnico Eagle estimated the fair value of employee stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2013	2012
Risk-free interest rate	1.50%	1.25%
Expected life of employee stock options (in years)	2.6	2.8
Expected volatility of Agnico Eagle's share price	35.00%	37.52%
Expected dividend yield	1.80%	2.14%

8.     AVAILABLE-FOR-SALE SECURITIES

  During the three and nine months ended September 30, 2013, the Company did not dispose of any available-for-sale securities. During the three months ended September 30, 2012, the Company did not dispose of any available-for-sale securities. During the nine months ended September 30, 2012, the Company received proceeds of $30.7 million and recognized a loss before income taxes of $6.7 million on the sale of certain available-for-sale securities.

  Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	As at September 30, 2013	As at December 31, 2012
Available-for-sale securities in an unrealized gain position:
Cost (net of impairments)	$43,474	$4,352
Unrealized gains in accumulated other comprehensive loss	14,734	1,902

Estimated fair value	58,208	6,254

Available-for-sale securities in an unrealized loss position:
Cost (net of impairments)	28,028	48,047
Unrealized losses in accumulated other comprehensive loss	(3,138)	(9,582)

Estimated fair value	24,890	38,465

Total estimated fair value of available-for-sale securities	$83,098	$44,719

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

8.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. During the three and nine months ended September 30, 2013, certain available-for-sale securities fell into an unrealized loss position. In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. During the three months ended September 30, 2013, the Company recorded a $0.3 million (three months ended September 30, 2012 — $0.6 million) impairment loss on certain available-for-sale securities that were determined to be other-than-temporarily impaired. During the nine months ended September 30, 2013, the Company recorded a $28.6 million (nine months ended September 30, 2012 — $12.2 million) impairment loss on certain available-for-sale securities that were determined to be other-than-temporarily impaired.

  At September 30, 2013, the fair value of available-for-sale securities in an unrealized loss position was $24.9 million (December 31, 2012 — $38.5 million) with total unrealized losses in accumulated other comprehensive loss of $3.1 million (December 31, 2012 — $9.6 million). Based on an evaluation of the severity and duration of the impairment of these available-for-sale securities (less than three months) and on the Company's intent to hold the investments for a period of time sufficient for a recovery of fair value, the Company does not consider these available-for-sale securities to be other-than-temporarily impaired as at September 30, 2013.

9.     LONG-TERM DEBT

  Credit Facility

  On June 22, 2010, the Company amended and restated its Credit Facility, increasing the amount available from $900.0 million to $1,200.0 million.

  On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and updating pricing terms to reflect improved market conditions.

  At September 30, 2013, the Credit Facility was drawn down by $150.0 million (December 31, 2012 — $30.0 million). Amounts drawn down, together with related outstanding letters of credit, resulted in Credit Facility availability of $1,039.9 million at September 30, 2013.

  2012 Notes

  On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

  The following are the individual series' of the 2012 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.87%	7/23/2022
Series B	100,000	5.02%	7/23/2024

	$200,000

  2010 Notes

  On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

  The following are the individual series' of the issued 2010 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$115,000	6.13%	7/4/2017
Series B	360,000	6.67%	7/4/2020
Series C	125,000	6.77%	7/4/2022

	$600,000

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

9.     LONG-TERM DEBT (Continued)

  Covenants

  Payment and performance of Agnico Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

  The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business.

  The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth.

  The Company was in compliance with all covenants contained within the Credit Facility, 2012 Notes and 2010 Notes as at September 30, 2013.

  Interest on long-term debt

  Total long-term debt interest costs incurred during the three and nine months ended September 30, 2013 were $13.3 million (three months ended September 30, 2012 — $12.3 million) and $38.0 million (nine months ended September 30, 2012 — $34.7 million), respectively.

  Total interest costs capitalized to property, plant and mine development for the three and nine months ended September 30, 2013 were $0.7 million (three months ended September 30, 2012 — $0.3 million) and $3.0 million (nine months ended September 30, 2012 — $0.8 million), respectively.

  During the three months ended September 30, 2013, cash interest paid on the Credit Facility was $0.7 million (three months ended September 30, 2012 — $0.6 million), cash standby fees paid on the Credit Facility were $1.2 million (three months ended September 30, 2012 — $1.1 million) and cash interest paid on the 2010 Notes and 2012 Notes was $4.9 million (three months ended September 30, 2012 — nil).

  During the nine months ended September 30, 2013, cash interest paid on the Credit Facility was $0.9 million (nine months ended September 30, 2012 — $3.3 million), cash standby fees paid on the Credit Facility were $3.6 million (nine months ended September 30, 2012 — $3.1 million) and cash interest paid on the 2010 Notes and 2012 Notes was $29.6 million (nine months ended September 30, 2012 — $19.8 million).

10.   FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange hedges to reduce the variability of the US dollar amount of expected future foreign currency expenditures arising from changes in currency exchange rates. Hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures.

  As at September 30, 2013, the Company had outstanding foreign exchange zero cost collars with a cash flow hedging relationship that did qualify for hedge accounting under ASC 815 — Derivatives and Hedging. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At September 30, 2013, the zero cost collars hedged $60.0 million of 2013 expenditures and the Company recognized mark-to-market adjustments in accumulated other comprehensive loss ("AOCL").

  Amounts deferred in AOCL are reclassified to the production costs line item on the interim unaudited consolidated statements of income, as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing of the currency hedged to calculate fair value.

  The Company's other foreign currency derivative strategies in 2013 and 2012 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding on

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

10.   FINANCIAL INSTRUMENTS (Continued)

  September 30, 2013 or September 30, 2012. Call option premiums were recognized in the (gain) loss on derivative financial instruments line item of the interim unaudited consolidated statements of income.

  Commodity Price Risk Management

  The Company uses intra-quarter zinc and copper derivative financial instruments associated with the timing of sales of the related products during 2013 and 2012 that were recognized in the (gain) loss on derivative financial instruments line item of the interim unaudited consolidated statements of income. There were no zinc intra-quarter derivative financial instruments outstanding at September 30, 2013 or December 31, 2012 and there were no intra-quarter copper derivative financial instruments purchased or outstanding during the three and nine months ended September 30, 2013.

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instrument contracts to hedge the price on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. Financial contracts that expired in 2013 and totaled 10.5 million gallons of heating oil were entered into at an average price of $2.99 per gallon, which is approximately 55.0% of the Meadowbank mine's expected 2013 diesel fuel operating costs. These contracts did qualify for hedge accounting and the related market-to-market adjustments prior to settlement were recognized in AOCL. During the three months ended September 30, 2013, all the heating oil derivative financial instrument contracts settled.

  Amounts deferred in AOCL are reclassified to the production costs line item of the interim unaudited consolidated statements of income, as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  The fair value of the Company's derivative financial instruments are reported on the fair value of derivative financial instruments line item of the interim unaudited consolidated balance sheets.

  The following table summarizes the changes in AOCL balances recorded in the interim unaudited consolidated financial statements pertaining to derivative financial instruments:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Accumulated other comprehensive loss, beginning of period	$(2,091)	$(2,653)	$(260)	$(4,404)
Other comprehensive income (loss) — foreign exchange derivative financial instruments	1,260	5,897	(505)	7,979
Other comprehensive income — heating oil derivative financial instruments	439	89	353	135
Other comprehensive loss — other derivative financial instruments	—	(3)	—	(397)
Reclassification to the interim unaudited consolidated statements of income	(209)	(1,245)	(189)	(1,228)

Accumulated other comprehensive (loss) income, end of period	$(601)	$2,085	$(601)	$2,085

  The following table summarizes the amounts recognized in the (gain) loss on derivative financial instruments line item of the interim unaudited consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Premiums realized on written foreign exchange call options	$1,074	$227	$2,547	$1,254
Mark-to-market gain on derivative equity contracts	2,270	—	1,843	—
Realized gain on zinc derivative financial instruments	60	—	60	476
Gain (loss) on heating oil derivative financial instruments and other	—	1,447	—	(3,482)

Gain (loss) on derivative financial instruments	$3,404	$1,674	$4,450	$(1,752)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

11.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2013, the total amount of these guarantees was $176.2 million.

12.   SEGMENTED INFORMATION

  Agnico Eagle operates in a single industry, the exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating segments. The following are the reportable segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and the Regional office
Latin America:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos, the La India project and the Urastar properties
Europe:	Kittila mine
Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and the Latin America Exploration office

  The accounting policies of the reportable segments are the same as those described in the accounting policies note. There are no transactions between the reportable segments affecting revenue. Production costs for the reportable segments are net of intercompany transactions. Of the $235.4 million of goodwill reflected on the interim unaudited consolidated balance sheets at September 30, 2013, $200.1 million relates to the Meliadine project which is a component of the Canada segment, $29.2 million relates to the La India project which is a component of the Latin America segment and $6.1 million relates to the May 16, 2013 acquisition of Urastar Gold Corporation which is a component of the Latin America segment.

  Corporate head office assets are included in the Canada segment and specific corporate income and expense items are noted separately below.

Three Months Ended September 30, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation (Loss) Gain	Segment Income (Loss)
Canada	$291,438	$(166,537)	$—	$(57,576)	$(4,617)	$62,708
Latin America	88,449	(39,584)	—	(11,275)	2,578	40,168
Europe	64,433	(25,414)	—	(7,203)	(12,153)	19,663
Exploration	—	—	(15,550)	—	7,685	(7,865)

	$444,320	$(231,535)	$(15,550)	$(76,054)	$(6,507)	$114,674

Segment income						$114,674
Corporate and other:
Interest and sundry income						141
Impairment loss on available-for-sale securities						(299)
Gain on derivative financial instruments						3,404
General and administrative						(24,205)
Interest expense						(14,924)

Income before income and mining taxes						$78,791

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

12.   SEGMENTED INFORMATION (Continued)

Three Months Ended September 30, 2012	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation Loss	Segment Income (Loss)
Canada	$336,011	$(160,405)	$(11,947)	$(51,656)	$(11,215)	$100,788
Latin America	124,084	(36,917)	—	(8,816)	(4,177)	74,174
Europe	75,741	(23,086)	—	(7,846)	(561)	44,248
Exploration	—	—	(24,076)	—	(312)	(24,388)

	$535,836	$(220,408)	$(36,023)	$(68,318)	$(16,265)	$194,822

Segment income						$194,822
Corporate and other:
Interest and sundry expense						(3,200)
Impairment loss on available-for-sale securities						(600)
Gain on derivative financial instruments						1,674
General and administrative						(25,416)
Interest expense						(14,933)

Income before income and mining taxes						$152,347

Nine Months Ended September 30, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation Gain (Loss)	Segment Income (Loss)
Canada	$783,377	$(503,493)	$—	$(164,768)	$3,405	$118,521
Latin America	263,171	(113,291)	—	(32,103)	1,851	119,628
Europe	154,618	(70,755)	—	(19,382)	(8,730)	55,751
Exploration	—	—	(35,447)	—	4,429	(31,018)

	$1,201,166	$(687,539)	$(35,447)	$(216,253)	$955	$262,882

Segment income						$262,882
Corporate and other:
Interest and sundry expense						(3,805)
Impairment loss on available-for-sale securities						(28,607)
Gain on derivative financial instruments						4,450
General and administrative						(89,910)
Provincial Capital Tax						1,504
Interest expense						(42,575)

Income before income and mining taxes						$103,939

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

12.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2012	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation Loss	Segment Income (Loss)
Canada	$913,421	$(469,821)	$(35,910)	$(147,560)	$(12,882)	$247,248
Latin America	349,086	(112,897)	—	(29,324)	(5,968)	200,897
Europe	205,824	(72,631)	—	(22,297)	(1,777)	109,119
Exploration	—	—	(57,507)	—	(146)	(57,653)

	$1,468,331	$(655,349)	$(93,417)	$(199,181)	$(20,773)	$499,611

Segment income						$499,611
Corporate and other:
Interest and sundry expense						(2,954)
Impairment loss on available-for-sale securities						(12,181)
Loss on sale of available-for-sale securities						(6,731)
Loss on derivative financial instruments						(1,752)
General and administrative						(91,359)
Provincial Capital Tax						(4,001)
Interest expense						(43,600)

Income before income and mining taxes						$337,033

	Total Assets as at
	September 30, 2013	December 31, 2012
Canada	$3,391,818	$3,280,158
Latin America	1,137,903	1,069,379
Europe	844,650	846,941
Exploration	65,699	59,641

	$5,440,070	$5,256,119

13.   RECLAMATION PROVISION

  Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

  Due to the suspension of mining operations at the Goldex mine on October 19, 2011, an environmental remediation liability was recognized. During the nine months ended September 30, 2013, the Company incurred $8.4 million in remediation costs that were applied against the environmental remediation liability recognized in 2011. As at September 30, 2013, the remaining Goldex mine environmental remediation liability was $15.1 million, $3.8 million of which was classified as a current liability. The Goldex mine is part of the Canada segment as described in note 12.

14.   ACQUISITIONS

  Urastar Gold Corporation

  On May 16, 2013, the Company completed the acquisition of all of the issued and outstanding common shares of Urastar Gold Corporation ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) for cash consideration of $10.1 million. The Urastar acquisition was accounted for as a business combination and goodwill of $6.1 million was recognized on the Company's consolidated balance sheets.

  The transaction costs associated with the acquisition totaling $0.7 million were expensed through the general and administrative line item of the interim unaudited consolidated statements of income and comprehensive income during the nine months ended September 30, 2013.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

14.   ACQUISITIONS (Continued)

  The following table details the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$10,127
Fair value of assets acquired and liabilities assumed:
Mining properties	$7,699
Goodwill	6,135
Cash and cash equivalents	76
Trade receivables	731
Other current assets	12
Plant and equipment	2
Accounts payable and accrued liabilities	(791)
Other liabilities	(1,573)
Deferred tax liability	(2,164)

Net assets acquired	$10,127

  The Company believes that goodwill for the Urastar acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing reserves and resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for the Company assuming the acquisition of Urastar described above had occurred as of January 1, 2012 are detailed below. On a pro forma basis, there would have been no effect on the Company's consolidated revenues.

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
	Unaudited
Pro forma net income for the period	$44,296	$307,274
Pro forma net income per share — basic	$0.26	$1.79

  Grayd Resource Corporation

  On November 18, 2011, the Company acquired 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd"), on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico Eagle shares. The acquisition was accounted for as a business combination and goodwill of $29.2 million was recognized on the Company's consolidated balance sheets.

  On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico Eagle shares valued at $2.4 million. The non-controlling interest as reported on the December 31, 2011 consolidated balance sheets of the Company was eliminated as a result of this transaction.

15.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the general and administrative line item of the interim unaudited consolidated statements of income and comprehensive income during the three months ended March 31, 2011.

  During the subsequent months of 2011 and 2012, the Company received $4.6 million in insurance proceeds relating to the kitchen fire at the Meadowbank mine and had a related remaining insurance receivable of $6.6 million as at December 31, 2012 within the other

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2013

15.   GENERAL AND ADMINISTRATIVE (Continued)

  current assets line item of the consolidated balance sheets. During the nine months ended September 30, 2013, the Company did not receive any insurance proceeds relating to the kitchen fire at the Meadowbank mine and had a related remaining insurance receivable of $6.6 million as at September 30, 2013.

16.   SUBSEQUENT EVENTS

  On October 23, 2013, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.22 per common share, payable on December 16, 2013 to holders of record of the common shares of the Company on December 2, 2013.

17.   SECURITIES CLASS ACTION LAWSUITS

  On November 7, 2011 and November 22, 2011, the Company and certain current and former senior officers, some of whom also are or were directors of the Company, were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., respectively, which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the Court ordered that the two complaints be consolidated under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation, and lead counsel was appointed. On April 6, 2012, a Consolidated Complaint was issued against the Company and certain of its current and former senior officers and directors. The Consolidated Complaint alleges that the Company had violated federal securities law in connection with its disclosure related to the Goldex mine. The Consolidated Complaint seeks, among other things, damages on behalf of persons who purchased or acquired securities of the Company during the period July 28, 2010 to October 19, 2011. The Consolidated Complaint has not been certified as a class action, and the Company intends to vigorously defend it. On January 14, 2013, Judge Oetken granted the Company's motion to dismiss the Consolidated Complaint and all claims therein and denied the plaintiffs' request for leave to amend the Consolidated Complaint. On February 12, 2013, the plaintiffs filed a Notice of Appeal to the United States Court for Appeals for the Second Circuit. On October 3, 2013, the United States Court of Appeals for the Second Circuit issued a summary order affirming the dismissal of the Complaint for the reasons stated in the District Court's January 14, 2013 opinion. Unless their time is extended, the plaintiffs have 90 days in which to file a petition for a writ of certiorari, requesting review by the United States Supreme Court.

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom also are or were directors of the Company. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million and to certify the Ontario Claim as a class action. On April 17, 2013 an Order was granted on consent certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits.

  On April 12, 2012, two senior officers of the Company, who also are or were directors of the Company, were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013. No date has been set for the hearing to argue the class action on the merits. The Company intends to vigorously defend the action on the merits.

18.   COMPARATIVE FIGURES

  Certain figures in the comparative interim unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2013 interim unaudited consolidated financial statements.

QuickLinks

Third Quarter Report 2013
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with United States GAAP) for the three and nine months ended September 30, 2013
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, except share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2013